News Release

RESIN SYSTEMS RESTATES ITS 2004 ANNUAL FINANCIAL STATEMENTS AND ITS FIRST QUARTER 2005 FINANCIAL STATEMENTS

Edmonton, Alberta, August 11, 2005:  Resin Systems Inc. (RS – TSX Venture / RSSYF – OTCBB), a composite material products technology company, through its operating division, RS Technologies (collectively "RS"), announced today that it has filed with applicable Canadian securities commissions restated audited consolidated financial statements for the year ended December 31, 2004 and restated unaudited consolidated financial statements for the three months ended March 31, 2005.  RS restated the financial statements to reclassify the $498,263 of funding it received from the National Research Council as a liability rather than as a grant.  The principal impact of the restatement on previously reported financial results is that the net loss for the 2004 fiscal year increased by $498,263 to approximately $14.8 million.  The adjustment will not impact RS's cash balances in the financial statements or its forward business operations.

About RS

RS operates in the composite material products marketplace and provides engineered solutions that are developed with its proprietary input materials, equipment and processes.  The foundation of these solutions is based on the company's patented polyurethane Version™ resin system.  RS is continuously building on this foundation through additional patent pending and trade secret knowledge.  The company's engineered solutions are developed and implemented in three distinct technology platforms, one of which is filament winding, which has resulted in the development and production of the RStandard™ modular composite utility pole. RS has begun the commercialization of its RStandard™ pole for sale to power utility companies both domestically and internationally.  For the latest on the company's developments, click on 'Latest News' on www.grouprsi.com.

"Version" and "RStandard" are trademarks of Resin Systems Inc.

For more information please contact:

Greg Pendura

 Jennifer Handshew / Joe Gallo

President and Chief Executive Officer

Public Relations

Resin Systems Inc.

KCSA

Ph: (780) 482-1953

Ph: (212) 896-1272 / (212) 896-1269

Fax: (780) 452-8755

Email:  gregp@grouprsi.com

Email:  jhandshew@kcsa.com / jgallo@kcsa.com

www.grouprsi.com

www.kcsa.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This release is available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.